Exhibit 99.46

California Department of Food and Agriculture 1220 N Street Sacramento, CA 95814 CANNABIS CULTIVATION LICENSE Legal Business Name: Valid: K&G Flowers LLC 11/23/2020 to 11/22/2021 Main Premises APN: License Number: Santa Barbara County - 005-280-040 CCL18-0001670 Main Premises Address: License Type: Adult-Use-Small Mixed-Light Tier 1 3561 Foothill Road Carpinteria, CA 93013 Additional Premises APN(s): Additional Premises Address(es): ---- POST IN PUBLIC VIEW ---- ---- NON-TRANSFERABLE ---- Page 1 of 1